Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the eleven-month periods ended November 30, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the eleven-month periods ended November 30, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Nov'22	Nov'21
Total loans			27,024,466	24,557,452
Total assets			41,459,111	37,816,692

Deposits and other demand liabilities			5,909,915	7,466,167
Time deposits and other time liabilities			12,384,605	10,238,047
Interbank borrowings			4,998,883	4,894,287
Debt and regulatory capital instruments issued			7,773,905	6,705,437

Equity			3,324,363	3,319,590
Total equity attributable to equity holders of the Bank			3,321,590	3,245,611
Non-controlling interest			2,773	73,979

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	11M'22	11M'21	11M'22	11M'21
Net operating profit before provision for loan losses	1,360,844	1,213,616	1,308,999	1,093,083
Loan losses expense[2]	(261,455)	(195,525)	(261,455)	(167,309)
Total operating expenses[3]	(672,074)	(639,562)	(672,074)	(639,562)
Operating income	427,315	378,529	375,470	286,212
Income from investments in companies	3,554	829	3,554	829
Operating income before income taxes	430,869	379,358	379,024	287,041
Income taxes	(18,040)	(110,382)	33,805	(18,065)
Consolidated income for the period	412,829	268,976	412,829	268,976

Net income attributable to holders of the Bank	412,793	267,332	412,793	267,332
Non-controlling interest	36	1,644	36	1,644

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$46.6 billion of additional provisions established during the eleven-month period ended November 30, 2022 (Ch$34.5 billion established during the eleven-month period ended November 30, 2021).

3- Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022. ($9,389 million of restructuring provision -associated to non-recurring expenses related to the operational and digital transformation in Chile ‒ established in October 2021).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer